

October 30, 2014

<u>Via E-mail</u>
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

    Re: Diebold, Incorporated
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed March 3, 2014
            Form 10-Q for the Quarterly Period Ended June 30, 2014
            Filed August 6, 2014
            File No. 001-04879

Dear Mr. Chapman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Craig D. Wilson

                Craig D. Wilson
                Sr. Asst. Chief Accountant